Mail Stop 4561

July 18, 2008

James Wang, CFO, Secretary and Director
Northport Capital Inc.
601 Union Street, Suite #4200
Seattle, WA 98101

>   **Re: Northport Capital Inc.**
>   **Revised Preliminary Proxy Statement on Schedule 14A**
>   **Filed July 16, 2008**
>   **File No. 000-52728**

Dear Mr. Wang:

        We have completed our review of your revised filing and response letter, and have no further comments at this time.

                                        Sincerely,

                                        David L. Orlic
                                        Special Counsel

cc: <u>Via Facsimile (206) 262-9513</u>
        James Vandeberg, Esq.
        The Otto Law Group, PLLC